FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 2020, 48 Gerrish Street
Windsor NS B0N 2T0

Item Two - Date of Material Change

January 24, 2002

Item Three - Press Release

The attached press release was issued in San Jose, California.

Item Four - Summary of Material Change

On January 24, 2002, NovaGold Resources Inc. reported that after nearly a year of exploration, an independent geological analysis has doubled the previous estimates of contained gold resource at the Donlin Creek gold deposit in Alaska, making the NovaGold Resources Inc. property one of the largest undeveloped gold deposits in the world.

Item Five - Full Description of Material Change

On January 24, 2002, NovaGold Resources Inc. reported that after nearly a year of exploration, an independent geological analysis has doubled the previous estimates of contained gold resource at the Donlin Creek gold deposit in Alaska, making the NovaGold Resources Inc. property one of the largest undeveloped gold deposits in the world.

According to engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver (MRDI), NovaGold’s 3D modeling and 2001 drilling reveal that, compared to earlier estimates, Donlin’s higher-grade Measured and Indicated Resource categories at the 3.5 grams-per-tonne cut-off grade have increased 92% to 4.4 million ounces of gold grading, on average, 5.1 grams per tonne (0.15 ounces/ton). In addition, the Inferred Resource has increased 161% to 6.2 million ounces of gold grading 5.2 g/t (0.15 oz/t).

NovaGold will earn a 70% interest in the deposit by spending $US10 million on exploration and development within 10 years. However, NovaGold is fast tracking development and feasibility studies and will complete its expenditures by the end of 2002.

MRDI is currently preparing a Preliminary Economic Assessment of the Donlin Creek Project, and this study is scheduled for completion by March. Exploration of the property, meanwhile, resumes in Spring 2002 as part of the Preliminary Feasibility Study to be completed by Fall 2002.

The updated resource estimate for the Donlin Creek gold deposit was prepared in January 2002 by MRDI of Vancouver, BC. MRDI’s parent company is an independent engineering firm with more than 40 years of experience in developing and building mines in Alaska and the Canadian North. This updated estimate incorporates all data obtained from the sampling and drilling programs on the project through November 2001.

Cut-off grades of 3.5 g/t, 2.5 g/t and 1.5 g/t gold were selected by AMEC/MRDI and NovaGold as representative of the large-scale open pit mining operations that would be potentially economic for a range of gold prices from US$250 to US$300 to US$350 per ounce of gold.

The updated resource estimates were included in a table format.

The new resource estimates use a re-interpreted 3D geologic and mineralization model. The reinterpretation is based on extensive re-logging and 3D modeling. The resources are estimated using a probability assisted method with a total of 122,231 meters (401,020 feet) of sampling. The sampling is comprised of 87,571 meters (287,306 feet) of core samples in 361 drill holes, 13,323 meters (43,711 feet) of reverse circulation samples in 117 drill holes and 21,337 meters (70,000 feet) of surface trench samples. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995. Dr. Stephen Juras P.Geo., MRDI’s Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101.

NovaGold’s exploration program in 2001 was highly successful at expanding the extent of the known mineralized resource. Of the 42 drill holes completed in the 2001 program, 26 were offset holes that substantially expand the known higher-grade mineralization beyond the known resource area. The other 16 drill holes were in-fill holes that upgraded Inferred category resources to the higher Measured and Indicated category resources.

The higher-grade gold mineralization remains open at both the nearby Acma and Lewis target areas that comprise the currently defined gold resource. A follow-up drill program to further define and expand the extent of the mineralized system begins in spring 2002 as part of the Preliminary Feasibility Study.

Engineering work on the project Preliminary Assessment study by AMEC/MRDI is underway and should be complete by March. This study will help define the operating cost parameters and scale of the operation, and thereby direct the Preliminary Feasibility Study, detailed engineering work and delineation drilling.

Placer Dome and several independent laboratories completed comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach (CIL) cyanidation recovery. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90%-95% are achievable by using a conventional sulfide flotation concentration followed by pressure oxidation of the concentrate and CIL cyanidation for gold recovery. Potential remains to further improve the overall gold recoveries through process optimization, which will be the focus of additional future metallurgical work.

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending $US10 million on exploration and development within 10 years. NovaGold intends to fast track development of the project and complete these expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

In accordance with National Instrument 43-101, a technical report detailing the resource estimate parameters will be filed with SEDAR as a public securities filing within 30 days.

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company.

NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the U.S. OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of NovaGold Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Novagold expectations are disclosed under the heading “Risk Factors” and elsewhere in NovaGold documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Glenn A. Holmes, Secretary/Treasurer, (902) 798-9701

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 28th day of January, 2002 at Windsor, Nova Scotia by Glenn A. Holmes, Secretary/Treasurer.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

High Grade Gold Resource Doubles at Donlin Creek

January 24, 2002, San Jose, California – After nearly a year of exploration, an independent geological analysis has doubled the previous estimates of contained gold resource at the Donlin Creek gold deposit in Alaska, making the NovaGold Resources Inc. property one of the largest undeveloped gold deposits in the world.

According to engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver (MRDI), NovaGold’s 3D modeling and 2001 drilling reveal that, compared to earlier estimates, Donlin’s higher-grade Measured and Indicated Resource categories at the 3.5 grams-per-tonne cut-off grade have increased 92% to 4.4 million ounces of gold grading, on average, 5.1 grams per tonne (0.15 ounces/ton). In addition, the Inferred Resource has increased 161% to 6.2 million ounces of gold grading 5.2 g/t (0.15 oz/t).

“Donlin Creek’s assay results from last year exceed our expectations and, no doubt, the gold mining industry’s expectations,” says Rick Van Nieuwenhuyse, president of NovaGold. “This dramatic increase in the gold resource makes Donlin Creek one of the most exciting new North American gold plays in years. The deposit remains open and we are confident we will continue to significantly expand the resource.”

NovaGold will earn a 70% interest in the deposit by spending $US10 million on exploration and development within 10 years. However, NovaGold is fast tracking development and feasibility studies and will complete its expenditures by the end of 2002.

MRDI is currently preparing a Preliminary Economic Assessment of the Donlin Creek Project, and this study is scheduled for completion by March. Exploration of the property, meanwhile, resumes in Spring 2002 as part of the Preliminary Feasibility Study to be completed by Fall 2002.

Donlin Creek Technical Background

Who updated the resource estimate for the Donlin Creek gold deposit?

The updated resource estimate for the Donlin Creek gold deposit was prepared in January 2002 by MRDI of Vancouver, BC. MRDI’s parent company is an independent engineering firm with more than 40 years of experience in developing and building mines in Alaska and the Canadian North. This updated estimate incorporates all data obtained from the sampling and drilling programs on the project through November 2001.

Why were cut-off grades of 3.5 g/t, 2.5 g/t and 1.5 g/t of gold chosen?

Cut-off grades of 3.5 g/t, 2.5 g/t and 1.5 g/t gold were selected by AMEC/MRDI and NovaGold as representative of the large-scale open pit mining operations that would be potentially economic for a range of gold prices from US$250 to US$300 to US$350 per ounce of gold.

The updated resource estimates are as follows:

3.5 g/t cut off grade (US$250 per gold ounce)
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	2.225	5.36	383,000
Indicated	24.705	5.04	4,002,000
Total M&I:	26.930	5.06	4,385,000
Inferred	36.806	5.22	6,183,000

2.5 g/t cut off grade (US$300 per gold ounce)
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	3.846	4.34	537,000
Indicated	48.941	4.00	6,296,000
Total M&I:	52.787	4.03	6,833,000
Inferred	66.984	4.20	9,043,000

1.5 g/t cut off grade (US$350 per gold ounce)
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	6.593	3.35	710,000
Indicated	97.530	2.98	9,329,000
Total M&I:	104.123	3.00	10,040,000
Inferred	129.144	3.11	12,921,000
Notes: (1) Tonnes and Contained Ounces are rounded to the nearest 1,000.

What are the new resource estimates based on?

The new resource estimates use a re-interpreted 3D geologic and mineralization model. The reinterpretation is based on extensive re-logging and 3D modeling. The resources are estimated using a probability assisted method with a total of 122,231 meters (401,020 feet) of sampling. The sampling is comprised of 87,571 meters (287,306 feet) of core samples in 361 drill holes, 13,323 meters (43,711 feet) of reverse circulation samples in 117 drill holes and 21,337 meters (70,000 feet) of surface trench samples. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995. Dr. Stephen Juras P.Geo., MRDI’s Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101.

What was accomplished in NovaGold’s 2001 drill program?

NovaGold’s exploration program in 2001 was highly successful at expanding the extent of the known mineralized resource. Of the 42 drill holes completed in the 2001 program, 26 were offset holes that substantially expand the known higher-grade mineralization beyond the known resource area. The other 16 drill holes were in-fill holes that upgraded Inferred category resources to the higher Measured and Indicated category resources.

The higher-grade gold mineralization remains open at both the nearby Acma and Lewis target areas that comprise the currently defined gold resource. A follow-up drill program to further define and expand the extent of the mineralized system begins in spring 2002 as part of the Preliminary Feasibility Study.

What is the status of the Donlin Creek Preliminary Economic Assessment Study?

Engineering work on the project Preliminary Assessment study by AMEC/MRDI is underway and should be complete by March. This study will help define the operating cost parameters and scale of the operation, and thereby direct the Preliminary Feasibility Study, detailed engineering work and delineation drilling.

How will the gold be processed at Donlin Creek?

Placer Dome and several independent laboratories completed comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach (CIL) cyanidation recovery. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90%-95% are achievable by using a conventional sulfide flotation concentration followed by pressure oxidation of the concentrate and CIL cyanidation for gold recovery. Potential remains to further improve the overall gold recoveries through process optimization, which will be the focus of additional future metallurgical work.

Donlin Creek Project Summary

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending $US10 million on exploration and development within 10 years. NovaGold intends to fast track development of the project and complete these expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

In accordance with National Instrument 43-101, a technical report detailing the resource estimate parameters will be filed with SEDAR as a public securities filing within 30 days.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the U.S. OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of NovaGold Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Novagold expectations are disclosed under the heading “Risk Factors” and elsewhere in NovaGold documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

For more information contact:

Rick Van Nieuwenhuyse, President	Tony Hayes, Investor Relations
Los Gatos, California, USA (907) 223-8883	Toronto, Ontario, Canada (416) 368-0882
E-mail: RickVann@NovaGold.net	E-mail: Tony.Hayes@NovaGold.net